Exhibit (a)(1)(O)

Contents

Corporate participants	3
Presentation	4
Questions and Answers	12

2	Half Year 2016 Results - transcript

Corporate participants

Jennifer Gough

Syngenta – Head of Investor and Media Relations

Erik Fyrwald

Syngenta – Chief Executive Officer

John Ramsay

Syngenta – Chief Financial Officer

3	Half Year 2016 Results - transcript

Presentation

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Syngenta 2016 First Half Results.

At this time, all participants are in a listen-only mode. There will be a presentation followed by a question-and-answer session, at which time if you wish to ask a question, you will need to press star one on your telephone.

I must advise you today's conference is being recorded, Friday July 22, 2016. I would now like to hand the call over to your first speaker today, Jennifer Gough, Head of Investor and Media Relations. Please go ahead.

Jennifer Gough

Good morning and welcome to the call. Today's call is hosted by Erik Fyrwald, CEO, and John Ramsay, CFO. Slides to accompany the presentation are available on our Web site. Let me first draw your attention to the safe harbor statement on slide one.

This presentation contains forward-looking statements, which are subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US SEC for details about these and other risks and uncertainties.

Let me now hand you over to Erik to begin the presentation on slide number three.

Erik Fyrwald

Good morning. It’s my pleasure to speak with you for the first time as CEO of Syngenta, having joined the company on the first of June. I’m very excited to be back in the world of agriculture, which I’ve been involved in for a large part of my career.

Ag is an industry with solid long term fundamentals - and its fair share of short term challenges. In the first half of this year market conditions continued to be difficult, with corn and wheat prices remaining low and adverse weather in both Asia Pacific and Europe. This impacted our sales in both regions. However, it’s encouraging to see that new products continue to flourish, demonstrating that even in the current market environment growers continue to adopt the best technology.

4	Half Year 2016 Results - transcript

In the face of what has proved to be a prolonged market downturn, I am pleased that we took early action to improve operating efficiency. The Accelerating Operational Leverage program achieved further savings in the first half and is on track to meet the full year target. We have also focused on risk management, notably in Latin America where conditions have worsened in Venezuela and credit remains tight in both Brazil and Argentina. Working capital has been tightly controlled, enabling us to achieve positive free cash flow in the first half.

Finally, the ChemChina transaction is progressing in line with our expectations, and I’ll update you on where we are later in the presentation.

Let me first hand you over to John Ramsay for a review of the results. John.

John Ramsay

Good morning. Please turn now to slide 5.

Sales in the first half were down 2 percent at constant exchange rates. Sales as reported were 7 percent lower, with the dollar remaining strong against most currencies.

The sales performance was weaker in the second quarter than in the first due to adverse weather conditions in north-west Europe and in Asia Pacific.

EBITDA was 1.8 billion dollars, representing a margin of 24.9 percent compared with 26.2 percent in the first half of 2015. The gross profit margin improved, but this was more than offset at the EBITDA level by a receivables provision in Venezuela, where the political and economic situation has deteriorated substantially, and by currency. At constant exchange rates the EBITDA margin was 26.4 percent, slightly ahead of last year.

Earnings per share, including the impact of currency, were 14 percent lower at 12 dollars 69.

Free cash flow was positive in the first half for the first time since 2011. The improvement versus the first half of 2015 was almost 450 million dollars, driven largely by our management of inventory, with higher collections in Latin America. I shall be coming back to this later in the presentation.

Please turn to slide 6 for the detail of the sales progression. Pricing contributed 107 million dollars, of which the largest part was attributable to increases in the CIS to compensate for currency depreciation. Bearing in mind that glyphosate prices continue to fall, core pricing is holding up well in such a difficult environment.

There were volume declines in each of the four regions, although in Latin America this was due to the sales terms change in Brazil. Lawn and Garden on the other hand registered volume growth. By far the largest top line impact came from currency, which reduced sales by 5 percent.

5	Half Year 2016 Results - transcript

Slide 7 shows you the progression of EBITDA. Higher prices partly offset a negative currency impact of just over 200 million dollars. The realization of 140 million dollars in AOL savings was augmented by lower raw material costs, resulting in a 43 million dollar improvement in cost of goods sold. Cost inflation of 75 million dollars was slightly below last year’s level. Due to the extent of the deterioration in Venezuela, we have taken a provision of close to 40 million dollars to cover overdue receivables.

Let me turn now to the performance by region, starting with the northern hemisphere on slide 8.

In Europe, Africa and the Middle East, sales for the first half were up 2 percent, despite heavy rainfall in Q2 which reduced product applications and led to a significant market contraction in north-west Europe. Growth was achieved thanks to an excellent performance in the CIS, where our strong market positions enabled us to achieve volume growth alongside price increases. Profitability for the region increased slightly, despite the loss of some high margin fungicide business. In the second half, further growth in the CIS and new product introductions in the west are expected to bring a resumption of growth.

In North America, sales were 2 percent lower after adjusting for the deliberate reduction in glyphosate. In a context of challenging farmer profitability, we still saw strong uptake of our new crop protection products TRIVAPRO (based on SOLATENOL), ORONDIS and ACURON. This helped us to maintain profitability despite lower sales overall.

Slide 9 gives you the seeds highlights in North America.

Corn acres in the US exceeded expectations with an estimated increase of 7 percent. Thanks to our leading trait offer we were able to keep selling prices broadly stable. The licensing of our trait technology continues to generate a high margin revenue stream, although the total amount in 2016 will be lower due to the non-recurrence of a payment from KWS/Limagrain.

In the lower half of the slide you can see the latest developments in our ENOGEN technology. This year we are contracting with more than 20 plants, representing 10 percent of US ethanol production. ENOGEN produces significant savings for dry grind ethanol producers and we have now taken the technology a step further through the CELLERATE partnership, which enables the production of cellulosic ethanol. The combination of our genetics and the CELLERATE engineering process is producing an increase in ethanol yield of over 20 percent while generating high protein DDGs for the feed industry.

Moving on now to Asia Pacific and Latin America on slide 10.

In Asia Pacific, sales were 8 percent lower due to adverse weather, notably a severe drought in Thailand and Vietnam, where acreage was down and there was lower investment on remaining acres. This contributed to price and volume pressure, in non-selective herbicides in particular, and operating profitability declined. However, the effects of El Nino are now fading and we are expecting a strong recovery in the second half.

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In Latin America, sales were up 3 percent excluding the change in Brazilian sales terms. We saw continued expansion of ELATUS in Brazil. Sales of insecticides were lower due to soybean trait adoption and continuing high channel inventory. Seeds performance was strong, notably corn in both Brazil and Argentina. The operating margin was slightly higher at 22.9 percent.

Let me say a bit more about the market dynamics in Latin America. Slide 11.

In Brazil grower profitability is high thanks to the depreciation of the Real and the rise in the soybean price. However, profitability varies by region – as you can see on the map, growers in the west Cerrados are relatively far from the coast and hence incur higher transportation costs. In addition, a severe drought in northern Brazil in the first half of the year has affected yields. Southern Brazil has fared much better and there has been an early start to the new season which is helping our business there. With regard to credit, the situation remains tight despite the promise of government funding.

In Latin America North, we do not expect to make any sales in Venezuela in 2016 and, as already mentioned, we have provisioned against our existing exposure. In Mexico on the other hand the outlook is positive, with solid economics for vegetable and fruit growers.

In Latin America South, sentiment in Argentina has improved significantly following the lifting of export taxes on corn, wheat and sunflower, and a 5 percent reduction in the tax on soybean.

Moving on now to Crop Protection sales on slide 12.

In selective herbicides, sales were lower in Latin America and Asia Pacific. In the US, adoption of ACURON continued and demand in the CIS was strong.

The drop in non-selective herbicide sales reflects the deliberate reduction in TOUCHDOWN, the impact of drought in Asia Pacific and weaker pricing across the portfolio.

In fungicides, we saw strong growth in our new products in the Americas. This was offset by lower volumes in Europe and Asia Pacific due to weather, and in Latin America.

Our key insecticide brands saw good growth in the northern hemisphere. In the other regions, sales were affected by low insect pressure, with continuing high channel inventory in Latin America.

Seedcare sales benefited from technology adoption in emerging markets and a strong recovery in Canada. This was more than offset by lower treatment intensity and high channel inventory in the USA.

7	Half Year 2016 Results - transcript

Slide 13. We are now in the final year of the deliberate reduction in low margin solo glyphosate begun in 2014. At that time we took the decision to focus on mixture solutions in order to help our customers combat weed resistance. This year we expect close to 50 percent of total glyphosate sales to be in mixture form, compared with around 20 percent in 2013. The gross margin on mixtures is higher than solo glyphosate and we have seen a significant improvement in profitability as a result of this strategy.

The recent regulatory debate on glyphosate in Europe will not affect us, as our EU business is immaterial.

Please turn now to Seeds sales on slide 14.

The first half decline in Corn and Soybean is due to soybean in North America. In US corn, our branded sales rose slightly ahead of acreage. Corn also performed well in Latin America, with strong second season sales and continuing adoption of VIPTERA. The performance of soybean in North America has however been disappointing in a challenging market environment.

A strong performance by Diverse field crops was led by Sunflower. We were well placed to profit from the acreage expansion in the CIS due to our leading portfolio and strong track record in the field.

Vegetables also showed solid growth, with grower profitability improving in export-oriented markets such as Mexico and Brazil.

Slide 15 shows the impressive improvement in profitability in our Lawn and Garden business since we began the process of business optimization and range rationalization. The first half EBITDA margin has increased from 13 percent in 2012 to 24 percent this year. In addition sales increased for the first time since 2012, driven primarily by the success of vector control solutions and by improved golf course sales in the US and Japan.

Slide 16 shows you the consistently strong performance of our new products, with sales growth of 73 percent in the first half. ACURON sales increased by 120 million dollars versus the same period last year. North America also saw two successful fungicide launches – ORONDIS for vegetables and specialty crops, and TRIVAPRO for corn, soybean and cereals.

Growth is also being driven by Seedcare as shown in more detail on slide 17.

The latest addition to our new Seedcare products, listed on the right of the slide, is EPIVIO. The EPIVIO brand family is a range of biostimulants which address abiotic stress through seed treatment. The products have just been launched in Brazil on soybean and a launch on corn in China is planned for later this year.

Overall our Seedcare business is benefiting from a high level of innovation, with the share of new products increasing from 18 percent to 25 percent over the last two years. These

8	Half Year 2016 Results - transcript

products were instrumental in achieving an increase of more than 1 percent in global market share for the full year 2015, and they will drive further growth over the next five years.

Longer term Seedcare will continue to play an important role in our innovation as you can see from the pipeline on slide 18. We have three new Seedcare products in late Stage 1 with a combined peak sales potential of over 700 million dollars.

More immediately, we are looking forward to the first launch of our new blockbuster fungicide ADEPIDYN towards the end of this year, pending registration in Argentina.

Returning now to the first half results and the net income summary on slide 19.

Operating income was 14 percent lower at 1.5 billion dollars. An increase in net financial expense, due to higher hedging costs and currency volatility, was more than offset by lower taxation. For the full year I expect the tax rate to be around the first half level. Net income, after restructuring and impairment, was 1.06 billion dollars. Earnings per share, which are stated before restructuring and impairment, were 12 dollars 69.

Please turn now to slide 20 for an update on currency. The Brexit vote has led to a resumption of US dollar strength, particularly against the European currencies. We have short positions in sterling and the Swiss franc and are broadly balanced over the full year in Euro. We do expect a small positive impact from the non-hedged sterling exposure. This will largely offset the negative impact from the further appreciation of the dollar, so that for the full year we expect a 75 to 100 million dollar negative EBITDA impact after CIS price increases.

Turning now to free cash flow on slide 21. The significant improvement versus the first half of 2015 was driven by working capital. The first half always sees a seasonal outflow as credit is extended to cover the northern hemisphere season. However, the outflow in the first half 2016 was 560 million dollars below the previous year’s level. This reflects continued inventory reduction despite the sales volume shortfall. Although there was an increase in the balance on receivables driven by the extension of credit terms in Brazil last year, the first half outflow was lower. In both Brazil and the CIS, collection rates are ahead of last year.

Slide 22 gives you an update on the AOL program. Savings in the first half of the year were 140 million dollars and we are on track to deliver the full year target of 300 million. We are making significant progress across all functions and, as we have just seen, the related working capital initiatives are successfully releasing cash.

9	Half Year 2016 Results - transcript

Let me conclude now with the full year guidance on slide 23. Taking account of the volume shortfall in Europe and Asia Pacific in the first half, we now expect sales at constant exchange rates to be slightly lower. This will translate into a mid-single digit decline at reported rates. Let me remind you that we have two significant headwinds - 239 million dollars from the Brazil sales terms change and 200 million dollars from the non-recurrence of the KWS/Limagrain trait royalty payment. On the positive side, second half sales should benefit from better weather conditions in Asia Pacific and from a depressed base of comparison in Latin America. In the northern hemisphere we expect new product introductions to support growth.

In terms of costs, we expect raw material savings of around 100 million dollars in addition to the AOL savings just mentioned. Cost inflation should run at a similar level to 2015. Taking into account the currency impact already discussed, we expect the EBITDA margin to be similar to the 20.7 percent achieved last year. We remain on track to deliver free cash flow of over 1 billion dollars.

Let me now hand you back to Erik.

Erik Fyrwald

Thank you John. Let’s look now at our priorities for the second half. Slide 25.

We’ll shortly be entering the main Latin American season. Grower profitability in Brazil should remain strong and, as John mentioned, the season in the south has already got off to a good start. We’ll be making the most of our portfolio strength while continuing to emphasize risk management in the light of the ongoing economic and credit challenges.

In the second half we plan for double digit growth in Asia Pacific, where weather conditions have already improved, and in Europe, Africa and the Middle East.

We will continue to maximize the momentum of new products following on from the strong performance we saw in the first half.

Across the organization we will be continuing our focus on productivity and on achievement of the full year target for AOL savings. The AOL program is also helping to drive our progress on working capital, which we will pursue in order to deliver free cash flow of over a billion dollars.

And finally, of course, we will be working towards the completion of the ChemChina transaction. Please turn to the final slide number 26.

10	Half Year 2016 Results - transcript

We are having constructive discussions with all regulatory authorities which reinforce our confidence in closing the transaction by the end of the year. ChemChina is proceeding with their refinancing strategy, although that is actually not relevant to Syngenta shareholders, as the bridge financing is committed and irrevocable. The latest extension of the public tender offers, to 13 September, is in accordance with the timeline we set out and may be followed by further extensions to allow for the receipt of regulatory approvals.

This is a transaction that will ensure continuing choice for growers and will enable Syngenta to continue its proven track record of broad-based innovation.

That concludes our presentation today. Let me now open up the call for questions. Operator.

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Questions and Answers

Operator

Thank you. Ladies and gentlemen, if you wish to ask a question, please press star one on your telephone and wait for your name to be pronounced. You can cancel your request by pressing the hash key.

Your first question comes from the line of Christian Faitz of Kepler Cheuvreux. Please go ahead.

Christian Faitz

Good morning Jennifer, good morning gentlemen; just a couple of questions from my side. First of all, can you please elucidate what is going on in your soybean business in the US? The minus 17 percent in corn and soybean at constant exchange rates was quite surprising, I have to say.

Second, Europe saw adverse weather conditions in Q2, which is not surprising; can you share with us your view how channel inventories developed?

Then finally, can you please remind us of the timelines for the CFIUS filings and maybe shed some light on that? Thank you very much

Erik Fyrwald

I'll let John answer the first two and I'll answer the third. John.

John Ramsay

Well, I think first of all Christian, on the second one we don't see channel inventories as too much of an issue, as I think the whole channel is very focused on working capital management and in many ways the wet weather was well advertised; it started early and persisted for such a long time. So we're not anticipating an effect from that, in fact we see quite a positive outlook for Europe generally in the second half.

12	Half Year 2016 Results - transcript

In terms of soybean, yes I think you're right. The numbers on soybean in the US are disappointing. Just first of all on the corn and soybean figures. The corn numbers are very good, I think we're growing a branded share opposite acres in North America, as well as growing share in both Brazil and Argentina, clearly from the first half.

But soybean, yes, disappointing, it's a combination of very difficult conditions. Pricing is down about 5 percent and there's also an impact from the LIBERTYLINK glufosinate trait, which is taking share as a consequence of the resistance issue building up for glyphosate, which of course we benefit from, particularly on the chemical side with our resistance programs there. But soybean is disappointing as you say.

Erik Fyrwald

Then third, what I'll say is that we are having constructive dialogue with all the relevant regulatory authorities, including the US, which further reinforces our confidence that we will close the deal by the year-end.

Christian Faitz

OK, thank you very much.

Operator

Thank you. And your next question comes from the line of Sophie Jourdier of Liberum. Please go ahead.

Sophie Jourdier

Morning, thank you. Two quick questions please. First of all, just on the ChemChina transaction, I'm specifically interested in anti-trust issues. Could you update us at all as to whether you've got any regulatory clearance yet from the various anti-trust regions where you need regulatory clearance and just where you are on the anti-trust side of things?

Second, I just wondered how you saw ChemChina's recent statements about buying its remaining stake in Adama fitting in with obviously their intended acquisition of Syngenta. How you see those two businesses together? Thank you.

13	Half Year 2016 Results - transcript

John Ramsay

OK, I'll let Erik answer the ChemChina question in terms of Adama. Just firstly on the anti-trust question, yes we have had a number of clearances already in a number of markets. Which ones they are I can't exactly remember, Sophie. But, look, I think the key thing really is around the two submissions in the EU and in the US and we are well on track with those.

We were well into dialogue with both those authorities and we've set out a timetable for them and that was always going to be the constraint in terms of workload and in terms of just the sheer size of the markets in terms of getting those approvals.

So what I can say is we've got a firm timeline with them, we've had discussions and understand if there's likely to be any issues and we'll be submitting and getting the filings done within the original timetable.

Sophie Jourdier

Thank you.

Erik Fyrwald

In regards to the ChemChina-Adama situation, that's really a very separate situation from Syngenta and their investment in Syngenta. We are very much looking forward to having ChemChina as our owner; we happen to be in the same industry as Adama but very different companies.

Our focus is on innovation and with all the discussions we're having with ChemChina we're very confident and very excited about their investment in Syngenta and their commitment to continuing to enable us to invest aggressively in innovation and drive our business based on innovation.

Sophie Jourdier

OK, thank you very much.

Operator

Thank you. And your next question comes from the line of Tony Jones of Redburn. Please go ahead.

14	Half Year 2016 Results - transcript

Tony Jones

Morning everybody, thanks for taking my questions. I've got four really short ones. So, firstly, as you look at the LatAm season coming up, some other companies are still pointing to high inventory, so perhaps you could give some perspective there?

US corn, you are indicating that you gained share. Could you talk a little bit about pricing and how your pricing has been set this year relative to some of the others?

Then on seed traits, could you just confirm whether you've licensed the XTEND trait platform, any thoughts on launch timing?

Then finally, on SOLATENOL, I know you've been promoting in the UK. Could you give us a little bit of a view on how you expect approval for EU launch and perhaps in terms of what you think the sales might look like in the early few years?

John Ramsay

OK. Well, sorry if we miss any of your questions, come back on us, but let me just start in reverse order. So far as SOLATENOL is concerned, we're coming up to an important phase of EU launches, but the position is we do have the EU Annex 1 listing.

So it's approved at EU level, it's now going to individual countries for approval. The three main cereal markets of course, as you say, are the UK, also Germany and France. The current timetable is to get the country approvals for both Germany and France at the back end of this year. The UK will be in 2017.

On the third point, yes, we do have an XTEND license and we should be able to incorporate that into our traits. In terms of timetable, not entirely clear, but that will progress opposite the ability to bring the trait team in terms of the breeding.

The US corn share, yes, look, I think it's early days in terms of exactly claiming share. What we can see is sales above the acreage increase according to best estimates. Opposite pricing in the US, our pricing was stable. We are going for the quality parts of the market and trying to maintain the high value for our corn traits.

So far as LatAm is concerned, half two, yes, there is still a carryover inventory situation in LatAm, but it's reduced from this time last year. The biggest impact is the question of currencies on pricing. We've suffered more on pricing last year than we did necessarily on volumes. So we are anticipating a much more stable currency exchange rate situation as we go into the Brazilian season, which should enable us to ensure that we can position our pricing appropriately.

Yes, there will be another season required to fully reduce inventories back to proper levels. But we still expect a better second half Brazil than last year.

15	Half Year 2016 Results - transcript

In Argentina, the situation is improving, because new government has introduced better policies on the export taxes. And that is already starting to show signs of increased confidence in Argentina.

Erik Fyrwald

I'll just add one more comment on the US corn pricing and that is that our ENOGEN bio-ethanol trait is doing very well. Obviously we're capturing and sharing in the value of that with farmers and the ethanol producers.

Tony Jones

Great, thanks very much for the answers.

Erik Fyrwald

Next question?

Operator

Thank you. And your next question comes from the line of Jeremy Redenius of Bernstein.

Jeremy Redenius

Hi, it's Jeremy Redenius. Good morning everybody. I have three questions. The first one is wondering if you can talk about the reason for the reason for the re-filing with CFIUS that was in the press just a little while back? The question is, did it have anything to do with Citic taking equity stake in ChemChina or was there another matter that required the re-filing?

Second, some big transactions possibly happening in this space, Bayer-Monsanto, Dow-DuPont. How do you see that affecting your competitive position? What steps are you taking to adapt?

Then thirdly, just a simple one. I noticed on the full-year guidance, cash restructuring and CAPEX are not mentioned this time round. Could you talk about the expectations for cash restructuring and CAPEX this year? Thank you.

16	Half Year 2016 Results - transcript

Erik Fyrwald

OK, Jeremy, good morning. I'll take the first two questions and John will take the third. In regards to the specifics around CFIUS, we can't comment on the specifics. All we can tell you, and I'll reinforce, is that we are having constructive dialog with all the relevant regulatory authorities. Obviously that includes the United States. The constructive nature of those dialogs reinforces our confidence in our timeline to close by the end of the year.

On the second question, the big transactions, obviously we know DuPont and Dow are proceeding. We don't know what else might happen. What I can tell you is we are completely focused on driving the performance of our company by executing our strategy, aggressively driving innovation in the marketplace, driving for a profitable share gain and also driving aggressively our productivity with the AOL approach, and with that, delivering performance.

Then I would add to that with the ChemChina deal, we are very excited to have ChemChina as an owner, because we know that they'll continue to support investment and innovation.

John Ramsay

Yes, Jeremy, the final question on guidance for cash restructuring for the full year. We're working on the basis of a full-year cash outflow associated with restructuring of about $260 million.

Just to make the point, though, this is excluding any cash outflow associated with ChemChina. The biggest impact of that will be the payment to settle employee equities, which will take the cash restructuring up significantly. But about just under $300 million associated with the normal outflows.

In terms of CAPEX, just under $600 million for fixed and intangible CAPEX is our estimate for the full year. These numbers are taken into account in terms of our overall guidance of exceeding $1 billion cash flow for the full year.

Jeremy Redenius

OK, great. Thank you very much.

Operator

Thank you. And your next question comes from the line of Paul Walsh of Morgan Stanley.

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Paul Walsh

Yes, thanks very much. Morning, Erik, John, and Jennifer. Four short ones, if I can. Just on the EBITDA bridge for the first half, can you just help me understand a bit better the negative $185 million that comes from volume/mix given volumes were higher in the first half.

I just want to understand that a bit, particularly given the new products are growing very strongly. It seems rather harsh that EBITDA should be down on better volumes, so it implies a big negative mix somewhere.

Second question, you did give us some quantification for the SOLATENOL sales last year. I am wondering if you could do the same for this year, i.e. still growing, how much do you think you can do?

Third question on pricing, moving into the second half of the year, I noticed that the FX headwinds have gone up a little bit, $75 million to $100 million versus $75 million before. Is that because your expectation is it's more difficult to get pricing through in the second half?

Just a final question, sorry to come back to the transaction, but does it make any difference that the USDA is on the CFIUS panel or not? I'm just interested in your view on that. Thank you.

John Ramsay

Yes, Paul. You talked about volumes. Volumes are actually down. Overall for the group, volumes are down about 3 percent in constant currency. So that's given rise to the number on the bridge, which is a profit number.

Yes, we will see SOLATENOL growth. We'll see further growth. We're already seeing it in Brazil in the first half. Of course, the main season is ahead of us. We do expect SOLATENOL to do extremely well in the markets it's already launched. But it's also going to grow in North America where it's launched this year. We will see initial sales pending those country registrations which I mentioned earlier for Germany and France at the back end of the year, if those registrations come through.

So I think we can say that SOLATENOL is meeting and exceeding all targets as the product progresses in different launches around the world.

The forex, yes, slightly higher. I'm being a bit cautious there because following the Brexit vote, which was right at the end of the quarter, we suddenly got lots of currency volatility. It's settled down somewhat now and I'm a little bit more sanguine about it. But yes, it's a little bit more in terms of just currencies opposite the US dollar around the world that might impact us in the second half. So we're just being a little bit more cautious there.

And then, yes, so the final one you're doing, Erik.

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Erik Fyrwald

Yes, the USDA involvement in CFIUS was your question. We can't comment specifically on CFIUS at this point. All I can go back to is that we're having constructive dialog with all the relevant regulatory authorities. That constructive dialogue includes the US regulatory authorities.

All those discussions have just continued to reinforce our confidence that we can close the deal by the year end.

Paul Walsh

Thanks, Erik. John, can I just come back to you on the volume stuff? Sorry, I obviously made a mistake on the volume side, but the volumes down 3 percent would notionally take about $230 million off your sales line year on year. So the fact that EBITDA was down $185 million implies quite a negative mix development in there as well.

That was just a bit surprising to me, given how strongly the new products were growing and my estimate would be that those come with a higher margin. But maybe that's wrong.

John Ramsay

Yes, I think the volume downside is more like $300 million at sales level. But you're right, yes, it's a bit higher than you would expect. But largely because there's a lot of fungicides in there because the biggest contributor to the downside I think is going to be in Europe. That's got high margins for fungicides.

Paul Walsh

OK, understood, understood. OK, thanks very much.

Operator

Thank you. And your next question comes from the line of Alexandra Bossert of UBS.

Alexandra Bossert

Thanks for taking my question. I just have a follow-up question regarding the ChemChina transaction. I remember at your first-quarter sales call you outlined that you are currently in

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the process of finalizing your financial structure, that you are having discussions with the rating agencies to ensure that this financial structure will be consistent with the targeted rating.

Could you please provide an update on where you stand there for the bondholders? Thank you.

John Ramsay

Yes, so this has largely been conducted by ChemChina, but we are assisting the process. Those discussions with the rating agencies are continuing. But the commitments that have been made by ChemChina in terms of the outcome, in terms of the debt-equity structure being investment grade, hold.

They've given us the assurances that they will work through that to ensure that the outcome post the bridge financing, when that is settled, that the ongoing financing will give the Syngenta Group investment grade.

Alexandra Bossert

OK, thank you.

Operator

Thank you. And your next question comes from the line of Andrew Stott of UBS.

Andrew Stott

Yes, morning. Let's start with the glyphosate slide on 13. John, you were saying that in there you're now -- with the mixes included were down to about $600 million and change on annual sales for 2016 as an estimate. Is that now the base level for that combined revenue? Or is there another -- because I'm not sure of the direction through this year -- so is there another leg down in 2017 really is the question?

Also related to the same slide, what's the EBITDA margin attached to those sales? That's the first question.

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The second question is on sterling. I think from what I read you're heavily covered on forward. So should I expect a material benefit in 2018? Or will you get some benefits next year from sterling's devaluation?

Then the third one is a reminder for me, obviously very different fortunes on Brazil at the moment between the south and the north. Can you remind me broadly on the split of Syngenta sales between the south and north? Thank you.

John Ramsay

Yes. OK, well, welcome back, Andrew.

Andrew Stott

Thank you.

John Ramsay

So glyphosate, yes. Look, the bottom line answer to your question on glyphosate is at the end of this year, as we exit the year, that's probably going to be the end of the strategic reduction. Just to put some numbers on that, for the full year we're expecting sales of about $300 million in total for glyphosate and probably about 80 percent of that will be in Latin America and very minimal sales in other regions.

But that's coming down, that $300 million is coming down from a $400 million number for the full year 2015. As I say, you can expect $300 million as an ongoing base, to answer your question.

In terms of sterling currency, maybe it's worthwhile just making a general point about currencies. Currencies have been figuring very significantly last year and again to a lesser extent but nevertheless significantly in the first half of this year.

Looking forward into the second half of 2016, I see a much more stable outlook for currencies. So in terms of that $75 million to $100 million that Paul mentioned, that's basically all in the first-half numbers in terms of EBITDA impact.

Your question specifically on sterling. We won't be fully hedged opposite 2017, so assuming sterling remains weak, then we will get a benefit there. But generally speaking, other

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currencies have moved in the opposite direction or they've weakened. But it's negative for us because they're income currencies.

I think the impact will be probably a bit negative opposite the rate at the end of June. As I say, things are looking a little bit more stable post-Brexit. But that would be the impact looking forward from that point in time.

In terms of the split between north and south, I don't have exact figures in my mind. But I think you could probably say something like 65 percent/35 percent, given the split of the seasons. The situation in the north I think was dominated last year by the credit and the currency situation. We had the volatility in the currency, which didn't enable us to get the level of pricing that we wanted.

Of course, we were managing hand-to-mouth with a very difficult credit situation. Both those points have stabilized. I don't see the credit situation getting any worse. Indeed, we're collecting at a higher rate now in the Cerrados and in the north than we did last year. Therefore we'd expect probably to continue with some higher receivables but no higher than what we had going into the season in 2015.

Andrew Stott

OK, thanks very much.

Operator

Thank you. And your next question comes from the line of Patrick Lambert of Raymond James.

Patrick Lambert

Good morning. A few questions. I think the first one just a reminder again on the ChemChina-Syngenta transaction. Does Adama actually come into the picture in terms of your constructive discussions? Should I read the ChemChina investment in Adama as a way of sorting those discussions? Question number one.

Question number two, again on FX and pricing. I think that's the most difficult for me for forecasting your price movements, your FX movements. I think - could you comment a bit on

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where you are in terms of pricing versus let's say 2013-2014 on US dollar terms in CIS and in Brazil? Just to have a sense of how much deflation you have to compensate over the next few quarters in both of those regions. Thanks.

Third question, how do you position ADEPIDYN versus TRIVAPRO in Europe in Cereals? Those two products seems to be a bit cannibalizing each other. So if you could comment on how you're going to position both products would be good.

Fourth question…

John Ramsay

Which two, Patrick, before you go on, which two products, I didn't catch them?

Patrick Lambert

ADEPIDYN and SOLATENOL. The two fungicides, the two new fungicides.

John Ramsay

OK.

Patrick Lambert

The fourth question, sorry, outlook question. You have, I think you have mentioned double-digit growth in Europe. I guess, are you expecting some rebound in Western Europe due to potential higher temperature, better weather at the end of June/beginning of July, pest pressure?

Can you comment on the very short-term development you're seeing in Western Europe, France, Germany and in part of UK. It would be good.

And fifth question, very quickly, on net exposure pounds. Is it fair to say it's about $500 million US dollar based exposure, short?

And last one, I promise, sugarcane. Sugar prices are shooting up very nicely. What's your outlook H2 and in 2017 on sugarcane? Thanks.

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Erik Fyrwald

OK, Patrick, I'll take the first one around ChemChina and Adama. We don't see any connection there. I would just reinforce again that we're having constructive dialogs with all the relevant regulatory authorities about the ChemChina-Syngenta deal. With those constructive discussions, we reinforce our confidence to close our deal by the end of the year. John?

Patrick Lambert

So the ChemChina-Adama transaction doesn't go too much into the discussion in terms of anti-trust issues?

Erik Fyrwald

We don't see that connection, yes.

Patrick Lambert

Yes, OK.

John Ramsay

Patrick, maybe not in the order that you put them, correct us if we miss any.

Sterling is about 5 percent of the total cost base.

Sugarcane, yes, you're right, all I can say is that as we've spoken about many times, our sugar portfolio in crop protection is very strong and we should see some benefit from that.

Going to your second question on forex pricing. Yes, of course it is challenging to work this out. But let me give you some parameters in the two markets that you mentioned. In CIS, I think the team deserves a lot of credit for the way in which they've led the market on pricing to offset currency devaluation.

So to give you some high-level numbers in CIS: we've put the prices up by about 20 percent in crop protection. That is about 75 percent of the currency devaluation. We've put the prices up in seeds by about 5 percent and that is covering about 20 percent of the devaluation. It's more difficult in seeds because you've got local production of seeds and therefore more difficult to get the prices up.

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But therefore our overall prices are up about 15 percent. Volumes are up 15 percent as well. So quite an impressive achievement. That's 30 percent CER and you take 25 percent off from currency, overall our dollar sales are up by 5 percent and our business contribution is up proportionately.

In Brazil our dollar pricing in the first half is up 2 percent and that gives us some encouragement, if the exchange rate stays stable, enabling us to properly price at value in dollars going into the second half.

So far as just sticking with the CIS a bit, because CIS is actually one of the reasons why we are expecting improved performance in Europe. There's a number of reasons why Europe will do better, not because of necessarily any bounce back, because it's a closed season in Western Europe, it's more about filling the channel. Of course, the channel will fill opposite the normal season next year that should not be affected by weather.

CIS will have further upside in the second half. South-East Europe will do better. We do have, pending registration, of course, those SOLATENOL launches in Germany and France, which should go in at the end of the year.

The other country we hardly ever mention but is significant in the second half, is South Africa, which suffered enormously from the El Niño effect last year and that has already alleviated.

I think your only question we've not covered is this question of positioning, ADEPIDYN and SOLATENOL. Well, the point about this is, these are going to be the two best fungicides in the market. But SOLATENOL is largely going to be going onto field crops, and ADEPIDYN is for more fruit, vegetables and more specialty crops. Very highly effective, very highly cost-effective as well. So we'll be able to position those products ultimately in both markets.

ADEPIDYN is not due for launch for some years in Europe, just to make the point. The launch that we spoke about is the first launch this year will be in Argentina.

Patrick Lambert

So SOLATENOL is for cereals?

John Ramsay

In Europe, yes.

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Patrick Lambert

OK.

Erik Fyrwald

OK, we have time for one more question.

Operator

Thank you. And your next question comes from the line of Laurence Alexander of Jefferies.

Laurence Alexander

Good morning, Erik. I guess a question, given your history fixing up salesforce-focused firms, can you talk a little bit about your longer term goals for what you see as things that you can tweak or improve over the next three, five years and where we should see that?

Then secondly, just quickly on ENOGEN. Talking to the ethanol producers, it sounds like they expect to adopt ENOGEN fairly quickly over the next couple of years. Should that imply a mixed shift favorable margin lift as well? Or is it just going to be a straight sales gain for your corn business?

Erik Fyrwald

OK, I'll start with the first one, and I'll just say that having done deals, arrangements with Syngenta in the past to take molecules that other companies have developed and use the Syngenta commercial organization shows you that I have had great respect for the Syngenta commercial capability, particularly in crop protection, where Syngenta is clearly the leader.

I think we can continue to strengthen our commercial capability here. We're working on finding ways to enhance the ability for people to make decisions locally, to enable us to move faster and drive profitable growth of sales.

But what I would say is I'm extremely excited by our capabilities in crop protection. I think in the seed area, there are a number of areas that we're very strong, but there are opportunities to further strengthen in some of the seed areas. And that will be a focus over the coming years.

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In terms of ENOGEN; ENOGEN is a high-value output trait that is doing great things for farmers and for ethanol producers. We are sharing in that value with both, and we'll continue to do that. So I think the margins on ENOGEN will continue to be very positive and enhance our overall corn and seed margins.

Laurence Alexander

Thank you.

Erik Fyrwald

Thank you, Laurence.

Jennifer Gough

Thank you, everybody. That concludes our call for today. If you do have any follow-on questions, Bastien and I are around for the rest of the day and we'll be happy to help. Thanks for joining the call.

Operator

Ladies and gentlemen, that concludes our conference for the day. Thank you for participating. You may now disconnect.

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